Exhibit 99.1

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IGB Group
Bryan Degnan
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or
Leon Berman
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Global Ship Lease Announces Affirmed Credit Ratings and Outlooks

Moody’s Maintains Corporate Family Rating; S&P Maintains Credit Rating; KBRA Maintains Issuer Rating and Affirms Investment Grade Rating of Senior Secured Notes

ATHENS, Greece, July 08, 2025 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”), a containership owner and lessor, announced today several recent updates by three leading credit rating agencies. Moody’s Investor Service has maintained its Ba2 Corporate Family Rating, with a stable outlook, S&P Global Ratings (“S&P”) has affirmed its long-term issuer credit rating of BB+, with a stable outlook, and the Kroll Bond Rating Agency (“KBRA”) has kept the Company’s corporate rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and outlook for GSL’s 5.69% Senior Secured Notes due 2027.

In affirming GSL’s credit ratings and stable outlook, the agencies highlighted the Company’s track record of using its strong cash flow to deleverage, its focus on maintaining a disciplined, low leverage strategy, and revenue stability based on attractive multi-year time charter agreements. The agencies also cited GSL’s resilience during recent industry disruptions, strong earnings and cash flow profile through market cycles, as well as overall supportive market conditions for containership owners. Additional key considerations included the Company’s experienced management team, conservative chartering policy and strategic positioning, in particular its focus on mid-sized and smaller containerships, sub-segments that are less exposed to fleet growth and have value-added enhancements like high-reefer capacity.

Thomas Lister, Chief Executive Officer of Global Ship Lease, commented: “In a volatile geopolitical and macroeconomic environment, we are pleased to have leading rating agencies recognize our efforts by affirming our credit ratings and outlook. We believe this reflects our ongoing success strengthening our balance sheet, generating consistent and growing cash flows, extending revenue and earnings visibility, and more, all of which offer us optionality in times of disruption and uncertainty. As we seek to create long-term shareholder value in a cyclical and volatile industry, our focus remains on staying disciplined and opportunistic, consistent with our dynamic capital allocation policy.”

Additional information regarding Global Ship Lease’s credit ratings can be found in the press release dated July 3, 2025 on Moody's website at moodys.com, the press release dated May 22, 2025 on S&P’s website at spglobal.com, and the press release dated June 27, 2025 on KBRA’s website at kbra.com.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 69 vessels as of March 31, 2025 had an average age weighted by TEU capacity of 17.5 years. 39 ships are wide-beam Post-Panamax.

As of March 31, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.87 billion. Contracted revenue was $2.37 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.0 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.